UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

MATERIAL FACT

Cosan S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), pursuant to CVM Instruction 44/2021, informs its shareholders and the market that on this date, its subsidiary Cosan Lubes Investments Limited (“Moove”), through a new subsidiary (Millennium Moove Corp), signed an agreement with Stryker Topco, L.P. to acquire all the shares of Stryker Intermediate Holdings, Inc. (“PetroChoice” or “Stryker”) for the total sum of US$479 million.

PetroChoice is a lubricants distributor and marketer for Mobil brand products and proprietary brands in the United States which distributes annually about 240 million liters of lubricants and its assets, which include two lubricant blending plants and more than 50 distribution centers across 25 states.

Over the years, Moove has launched several international expansion initiatives. Apart from its Brazil operation, Moove distributes lubricants in South America, Europe, and in the United States. It also has a production unit in England, where it produces and sells lubricants and specialties to several countries across Europe and Asia.

This transaction is aligned to Moove's long-term plan and Cosan's capital allocation strategy, focused on value creation for its shareholders and other stakeholders by replicating its business model in other geographies.

São Paulo, May 23, 2022

Ricardo Lewin
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2022

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer